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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2006



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  X   Form 40-F
                   ---            ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes      No  X
             ---     ---


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's press release with respect to its operational results for the first quarter of 2006.

     This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

     -    the Registrant's plan to improve operations; and

     -    the Registrant's other future plans and prospects.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     -    fluctuations in crude oil and natural gas prices;

     -    failure to achieve continued exploration success;

     -    failure or delay in achieving production from development projects;

     - failure to complete the proposed acquisition of certain overseas assets as planned;

     -    change in demand for competing fuels in the target market;

     -    continued availability of capital and financing;

     -    general economic, market and business conditions;

     - changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     -    other factors beyond the Registrant's control.

     We do not intend to update or otherwise revise the forward-looking statements in this press release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this press release might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.
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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            PetroChina Company Limited



Dated: April 18, 2006                       By: /s/ Li Huaiqi
                                                --------------------------------
                                            Name:  Li Huaiqi
                                            Title: Company Secretary
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                       (CHINESE CHARACTERS)
                       PETROCHINA COMPANY LIMITED
                       ---------------------------------------------------------
                       World Tower, 16 Ande Road, Dongcheng
 (PETROCHINA LOGO)     District Beijing, 100011, P.R. China
(CHINESE CHARACTERS)   TEL: 86-10-84886034; 84886037
   PRESS RELEASE       FAX: 86-10-84886039
--------------------------------------------------------------------------------


            PETROCHINA MAINTAINS STABLE OPERATION FOR KEY BUSINESSES
                            IN FIRST QUARTER OF 2006

17 April 2006, Beijing - PetroChina Company Limited ("PetroChina" or the "Company", SEHK stock code 0857; NYSE symbol PTR) announced today that its business operations achieved steady progress in the first quarter of 2006 riding on strong market demand for oil, gas and chemical products, with business plans proceeding as scheduled and key operational data advancing on target.

In the first quarter of 2006, PetroChina maintained stable crude oil production and rapid growth in natural gas output upon careful and systematic planning. The Company's domestic and overseas exploration and production business segment recorded oil and gas output of 267 million barrels of oil equivalent, representing an increase of 15.8 million barrels of oil equivalent, or 6.27 percent, from the same period last year. Crude oil output reached 207 million barrels, representing a growth of 100,000 barrels from a year earlier, as the Company prevailed over impact of natural disasters such as unusual

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severe snow storms at some of its oilfields. Output of marketable natural gas hit 360.2 billion cubic feet, representing a rise of 94.5 billion cubic feet, or
35.5 percent, from the same period in 2005.

The Company's refining segment also saw stable progress during the first quarter of 2006. Effective resources allocation and production at full gear enabled the Company to continue to maintain its crude oil refining volume and key product output at healthy levels. The Company processed 196 million barrels of crude oil, representing an increase of 5.10 million barrels, or 2.66 percent, from the first quarter of 2005. The output of gasoline reached 5.684 million tons, representing a rise of 100,000 tons, or 1.79 percent from a year earlier. The Company produced 11.075 million tons of diesel in the first quarter of this year, representing a growth of 371,000 tons, or 3.47 percent, from the same period in 2005.

In the first three months of 2006, PetroChina produced 480 thousand tons of ethylene, 755 thousand tons of synthetic resin, and 80 thousand tons of synthetic rubber, representing an increase of 0.63 percent, 11.19 percent and
15.94 percent, respectively, from a year earlier. The output of synthetic fibre materials and polymer stood at 302 thousand tons, representing a decrease of
5.33 percent from a year earlier, which was mainly due to marketing factors. The Company produced 850 thousand tons of urea, representing a decrease of 10.05 percent from a

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year earlier, as the fertilizer production facilities at the Company's Ningxia petrochemical subsidiary were suspended for routine inspection and maintenance.

PetroChina made new progress in its major pipeline projects in the first quarter of the year. The Ji-Ning (Hebei to Nanjing) Connection Line of the West-East Gas Pipeline is finalizing its construction. Additionally, the Company completed 392 kilometers of pipeline welding of the Huai-Wu (Huaiyang to Wuhan) Connection Line, which, with a design length of 475 kilometers, will link the Zhongxian-Wuhan Pipeline with the West-East Gas Pipeline and will further enhance the Company's capacity for steady gas supply. The Alashankou-Dushanzi crude oil pipeline is poised for full operation.

Looking forward, PetroChina will spare no effort to proceed with its scheduled business plans laid down early this year. Responding to market changes home and abroad, the Company will continue to conduct its production and operation in a smooth and careful manner and further enhance its operational efficiency under prudent management with an aim to achieve its full-year business goals and ensure the Company's sustainable growth in the long term.

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Additional information on PetroChina is available at the Company's website:
http://www.petrochina.com.cn

Issued by PetroChina Company Limited.
For further information, please contact:
Mr. Mao Zefeng, Assistant Secretary to the Board of Directors
Tel: (852) 2899 2010            Fax: (852) 2899 2390
Email: hko@petrochina.com.hk

Distributed through Hill & Knowlton Asia Ltd.  For enquiries, please contact:
Ms. Helen Lam                        Fax: (852) 2576 1990
Tel: (852) 2894 6204 / 9277 7672     Email: helen.lam@hillandknowlton.com.hk

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